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                                                                    Exhibit 20.8

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[LOGO]    LETTERHEAD LML Payment Systems                         news release
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                      LML ANNOUNCES THIRD QUARTER RESULTS

       Revenue Increases 680% from Corresponding Period of Previous Year

VANCOUVER, BC, February 14, 2001 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) today filed a Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 (the "Form 10-Q") with the Securities and Exchange Commission with respect to results for its fiscal third quarter and for the nine month period ended December 31, 2000. For more information regarding the Corporation's results for the third quarter and the nine months ended December 31, 2000, please see the Form 10-Q as filed with the SEC.

For the third quarter, the Corporation's revenues increased to $2,636,977, an increase of $2,298,760 (680%) compared to $338,217 for the corresponding period of the previous year. Operating expenses were $2,025,411, an increase of $1,513,281 (295%) compared to $512,130 for the corresponding period of the previous year. Sales and administrative expenses were $1,003,030, an increase of $745,077 (289%) compared to $257,953 for the corresponding period of the previous year. The increases in revenues and expenses for the period were primarily attributable to the inclusion of financial results for wholly-owned subsidiaries CF Data and Check Center and five (5) months financial results for Phoenix EPS and Check Technologies Inc.

The Corporation had a loss before interest, tax, depreciation and amortization ("EBITDA") of ($350,864) or ($.02) per share compared to ($450,755) or ($.04)
per share for the corresponding period of the previous year. Non-cash amortization expenses of $777,007 were primarily attributable to corporate acquisitions. There was a net loss of ($1,178,815) which, when adjusted to reflect a one-time dividend payable to the holders of preferred stock of one of the Corporation's subsidiaries, resulted in a net loss of ($.10) per share for the three months ended December 31, 2000, compared to ($688,313) or ($.06) per share reported for the three months ended December 31, 1999.

At the end of the quarter, the Corporation had available cash of $9,921,408 compared to $4,240,575 for the corresponding period for the previous year.

"We continued with our objective to build a strong foundation during this quarter. Important events included the engagement of Arthur Andersen LLP as our auditors, the expansion of our Board of Directors which saw the appointment of two new independent directors to the Board, the opening of our new state-of-the-art data and transaction processing facility in Scottsdale, Arizona and the augmentation of our intellectual property suite with the issuance of United States Patent No. 6,164,528 which addresses Internet purchases where payments from checking accounts are authorized electronically over the Internet and relates to existing United States Patent No. 5,484,988 regarding a "Checkwriting Point-of-Sale System." We look forward to continuing this building process as we strive to meet our objectives," said Corporation President and CEO, Patrick H. Gaines.
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                                    -more-

LML Payment Systems is a financial payment processor specializing in providing end-to-end check processing solutions for national, regional and local retail merchants. The Corporation's processing services include traditional check verification and collection along with electronic processing services including Electronic Check Re-presentment (whereby returned paper checks are re-presented for payment electronically) and Electronic Check Conversion (whereby paper checks are converted into electronic transactions right at the point of sale). The Corporation's intellectual property estate, owned by a subsidiary, includes new U.S. Patent No. 6,164,528 regarding Internet checking transactions, in addition to U.S. Patent No. 5,484,988 which describes a "Checkwriting point of sale system," which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

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CONTACTS:      Patrick H. Gaines
               President and CEO             Investor Relations
               LML Payment Systems Inc.      LML Payment Systems Inc.
               (604) 689-4440                (800) 888-2260